INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

May 28, 2004

British Columbia Securities Commission PO Box 10142, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Ontario Securities Commission Suite 1903, Box 55 20 Queen Street West Toronto, ON M5H 3S8

Office of International Corporate Finance Securities and Exchange Commission 450 Fifth Street NW, Mail Stop 3-7 Washington, DC 20549

RE: Interim Financial Statements – March 31, 2004

Dear Sirs/Madams:

Enclosed is one copy of the Company’s interim financial statements and supplementary information, the MD & A, and officer certifications for the three-month period ended March 31, 2004. The above documents have been distributed to those shareholders on the Company’s Supplemental Mailing List, individuals who have otherwise requested them and will remain available pursuant to subsequent requests.

Yours truly,

INTERNATIONAL GEMINI TECHNOLOGY INC.

“Signed”

Martin Schultz
Secretary

Enclosures